October 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward Kelly

Re:	Consonance-HFW Acquisition Corp.
Registration Statement on Form S-1
Filed October 9, 2020, as amended
File No. 333-249394

Dear Mr. Kelly:

The undersigned, for themselves and the several underwriters in the proposed public offering of Consonance-HFW Acquisition Corp., hereby respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement set forth in its letter dated October 26, 2020.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Goksu Yolac
Name: Goksu Yolac
Title: Managing Director

[Signature Page to Underwriters’ Withdrawal Letter]